UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             LOGAN'S ROADHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  541198 10 7
                         ------------------------------
                                 (CUSIP Number)

                                   JOHN M. DAY
                      c/o Maynard Capital Partners, L.L.C.
                              5151 Glenwood Avenue
                          Raleigh, North Carolina 27612
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               September 11, 1998
                -------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 2 of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

          A Few Valuable Businesses Partnership
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                      (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES        206,010
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         206,010
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          206,010
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page  3 of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Team Partnership
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES        21,765
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         21,765
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,765
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 4 of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Capital Partner Investments Partnership
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
                                                                       (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES        286,000
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         286,000
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          286,000
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.0%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 5 of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           John M. Day
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES          50,265
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         629,510
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH           50,265
             -------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 629,510
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           679,775
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.5%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page    of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Maynard Capital Partners, L.L.C.
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

          NA
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF    7  SOLE VOTING POWER
   SHARES        423,500
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         423,500
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          423,500
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page  7 of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Investors Management Corporation
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           NA
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES        0
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         629,510
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         0
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 629,510
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           629,510
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 8 of 22 Pages
----------------------------------             ---------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Gene T. Aman
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF    7  SOLE VOTING POWER
   SHARES        11,950
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         11,950
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,950
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than one percent
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 9 of 22 Pages
----------------------------------             ---------------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           James Maynard
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           NA
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NUMBER OF    7  SOLE VOTING POWER
   SHARES        2,000
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         629,510
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         2,000
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 629,510
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           631,510
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 10 of 22 Pages
----------------------------------             ---------------------------------



--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Maynard Trust
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES        2,000
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         2,000
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,000
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than one percent
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 11 of 22 Pages
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Ronald M. Barbee
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

           NA
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------


 NUMBER OF    7  SOLE VOTING POWER
   SHARES        0
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         423,500
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         0
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 423,500
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           423,500
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                               SCHEDULE 13D


----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 12 of 22 Pages
----------------------------------             ---------------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OF ABOVE PERSON

           Worthy Companies Partnership
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 NUMBER OF    7  SOLE VOTING POWER
   SHARES        137,500
             -------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
    EACH         0
             -------------------------------------------------------------------
 REPORTING
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         137,500
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           137,500
--------------------------------------------------------------------------------



12  CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 13 of 22 Pages
----------------------------------             ---------------------------------



                                  INTRODUCTION


      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned (the "Reporting Persons") hereby amend their Schedule 13D Statement dated January 8, 1998, as amended on August 14, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Logan's Roadhouse, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D. The Reporting Persons consist of: A Few Valuable Businesses Partnership, a North Carolina general partnership ("AFVBP"); Team Partnership, a North Carolina general partnership ("Team Partnership"); Capital Partner Investments Partnership, a North Carolina general partnership ("Capital Partner"); John M. Day, a managing partner of Team Partnership and a co-managing partner of AFVBP ("Mr. Day"); Maynard Capital Partners, L.L.C. ("MCP"), a North Carolina limited liability company and the managing partner of each of Capital Partners and Worthy Companies Partnership; Investors Management Corporation, a North Carolina corporation, the other co-manager of AFVBP and controlling shareholder of MCP ("IMC"); Gene T. Aman ("Mr. Aman"); James Maynard, the majority shareholder of IMC ("Mr. Maynard"); the Maynard Trust, a family trust for which Mr. Maynard's wife is the trustee; Ronald M. Barbee, a managing partner of MCP ("Mr. Barbee"); and Worthy Companies Partnership, a North Carolina general partnership.

ITEM 1.     SECURITY AND ISSUER

            The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Logan's Roadhouse, Inc., a Tennessee corporation (the "Issuer"), the principal executive offices of which are located at 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.

ITEM 2.     IDENTITY AND BACKGROUND

   (a)-(c),(f) Reporting Persons: The name, business address, present principal employment and citizenship of each Reporting Person is listed below.

         1.  Name:                       A Few Valuable Businesses Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC
                                         27612
            Principal Business:          invest in securities of privately
                                         and publicly-held companies

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 14 of 22 Pages
----------------------------------             ---------------------------------

         2.  Name:                       Team Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately
                                         and publicly-held companies

         3.  Name:                       Capital Partner Investments Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately
                                         and publicly-held companies

         4.  Name:                       John M. Day
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:Managing Partner of Team
                                            Partnership and co-Managing
                                            Partner of each of AFVBP and MCP;
                                            Vice President of IMC
            Citizenship:                 United States

         5.  Name:                       Maynard Capital Partners, L.L.C.
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately
                                            and publicly-held companies

         6.  Name:                       Investors Management Corporation
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately
                                            and publicly held companies;
                                            holding company for Golden Corral
                                            Corporation

         7.  Name:                       Gene T. Aman
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   General Partner of Team
                                            Partnership and AFVBP and an
                                            officer of IMC.
            Citizenship:                 United States

         8.  Name:                       James Maynard
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   General Partner of Team
                                            Partnership and various other
                                            investment related partnership
                                            and ventures; Chairman of IMC
            Citizenship:                 United States

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 15 of 22 Pages
----------------------------------             ---------------------------------

         9.  Name:                       Maynard Trust
             Business Address:           5151 Glenwood Avenue, Raleigh, NC 27612

         10. Name:                       Ronald M. Barbee
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   General Partner of Team
                                            Partnership and a Managing
                                            Partner of MCP; Vice President of
                                            IMC
            Citizenship:                 United States

         11. Name:                       Worthy Companies Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   invest in securities of privately
                                            and publicly held companies


   Enumerated Persons:

            Name:                        Richard A. Urquhart, III
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   General Partner of Team
                                            Partnership and Vice President of
                                            IMC
            Citizenship:                 United States

            Name:                        Mark Burling
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   General Partner of Team
                                            Partnership and employee of IMC
            Citizenship:                 United States

            Name:                        Variety Wholesalers, Inc.
            Business Address:            3401 Gresham Lake Road, Raleigh, NC
                                            27615
            Principal Business:          A North Carolina corporation engaged
                                            in the business of operating
                                            retail outlet stores; Also serves
                                            as a General Partner of Capital
                                            Partners.

            Name:                        John W. Pope
            Business Address:            3401 Gresham Lake Road, Raleigh, NC
                                            27615
            Present Principal Employment:   Executive Officer of Variety
                                            Wholesalers, Inc.; Serves as a
                                            General Partner of Capital
                                            Partners.

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 16 of 22 Pages
----------------------------------             ---------------------------------


The executive officers and directors of Investors Management Corporation are as follows:

                  Name                          Position

                  James H. Maynard        Chairman, President, Chief
                                          Executive Officer, Treasurer and
                                          Director
                  Gene T. Aman            Vice President
                  Ronald M. Barbee        Vice President
                  John M. Day             Vice President
                  Richard A. Urquhart III Vice President-Finance, and
                                          Secretary
                  Doris F. Baldwin        Assistant Secretary
                  Robert B. Heyward       Assistant Secretary
                  Mark E. Burling         Assistant Secretary
                  Wayman O. Leftwich, Jr. Director
                  Paul A. DelaCourt       Director
                  Ira J. Hechler          Director
                  Louis W. Sewell         Director

       (b) The address of each of the enumerated executive officers is the principal offices of Investors Management Corporation.

       (c) The principal employment and name and principal business of the employer of each of the enumerated Investors Management Corporation executive officers and directors is as follows:
            Messrs. Maynard, Aman, Barbee, Day, Urquhart, Baldwin, Heyward and Burling are employed at Investors Management Corporation in the capacities described above. Mr. Leftwich is a retired IMC executive. Mr. DelaCourt is a self-employed consultant at 7108 Grand View Court, Raleigh, North Carolina 27615. Mr. Hechler is a private investor employed by Ira J. Hechler Associates at 45 Rockefeller Plaza, Suite 1701, New York, New York 10111. Mr. Sewell is a private investor with a mailing address at P.O. Box 536, Jacksonville, North Carolina 28540.

(d) and (e) During the last five (5) years, none of the Reporting Persons or the enumerated persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Each of the enumerated persons is a United States citizen.

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 17 of 22 Pages
----------------------------------             ---------------------------------
THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSONS AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No material change.

ITEM 4.     PURPOSE OF TRANSACTION

            No material change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The Reporting Persons may be deemed to be members of a "group" as a result of their relationships and affiliations with one another. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer owned by each of the others, and also disclaims status as a "group" upon any basis, or for any purpose, other than their relationships and affiliations with one another as described herein.

(a) and (b) Set forth in the table below are the number and percentage of shares of the Issuer's Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person at the date of this Statement.

                                 No. of Shares        No. of
                                 Beneficially    Beneficially Owned      Aggregate No.  Percentaally
                                 Owned with       with Shared Voting      of Shares      of Shares
                                 Sole Voting and  and Dispositive       Beneficially    Beneficially
         Name                   Dispositive Power    Power                 Owned           Owned*
         ----                   -----------------    -----                 -----           ------



A Few Valuable Business
 Partnership (AFVBP)            206,010                 0                  206,010           2.9%
Team Partnership                 21,765                 0                   21,765           0.3%
Capital Partner Investments
 Partnership                    286,000                 0                  286,000           4.0%
John M. Day                      50,265 (1)         629,510 (2)            679,775           9.5%
Maynard Capital Partners,
 L.L.C. (MCP)                   423,500 (3)             0                  423,500           5.9%
Investors Management
 Corporation (IMC)                    0             629,510 (4)            629,510           8.8%
Ronald M. Barbee                      0             423,500 (5)            423,500           5.9%
Gene T. Aman                     11,950                 0                   11,950            **
James Maynard                     2,000 (6)         629,510 (7)            631,510           8.8%
Maynard Trust                     2,000                 0                    2,000            **

Worthy Companies Partnership    137,500                                    137,500           1.9%
                               --------                                                    -----

      Group Totals              693,725                                                      9.6%

------------------------------
   * The percentage figures assume that the Issuer has outstanding 7,190,401 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 12, 1998.

  **  Less than one-tenth of one percent.

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 18 of 22 Pages
----------------------------------             ---------------------------------

 (1) Includes the 21,765 shares held of record by Team Partnership, of which Mr. Day is the managing General Partner.

 (2) Includes the 206,010 shares held of record by AFVBP, of which Mr. Day is a co-managing General Partner, and the 286,000 and the 137,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which Mr. Day is a co-managing General Partner of the managing General Partner, MCP.

 (3) Reflects the shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, with respect to each of which MCP is the managing General Partner.

 (4) Includes the 206,010 shares held of record by AFVBP, of which IMC is a co-managing General Partner, and the 286,000 and the 137,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which IMC is a co-managing General Partner of the managing General Partner, MCP.

 (5) Includes the 286,000 and 137,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which Mr. Barbee is a co-managing General Partner of the managing General Partner, MCP..

 (6) Reflects the 2,000 shares held of record by the Maynard Trust, with respect to which Mr. Maynard's wife is the trustee.

 (7) Includes the 206,010 shares held of record by AFVBP, of which Mr. Maynard is the majority shareholder of the co-managing General Partner, IMC, and the 286,000 and the 137,500 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which IMC is a co-managing General Partner of the managing General Partner, MCP.

      The remaining enumerated persons listed in Item 2 do not hold any beneficial ownership of the Issuer, other than through the relationships and affiliations described herein.

       (c) The following is a description of the transactions in the Issuer's Common Stock effected by the Reporting Persons since their most recent filing on August 14, 1998:

             (i)  Worthy Companies Partnership

                                                          Avg.
                                                          Cost
                                   Shares      Trade      Per
         Broker                    Acquired      Date      Share     Total Cost
         ------------------------  ----------  ---------  ---------  -----------
         Wheat First Securities     30,000      8/28/98    $18.19     $545,625
         Wheat First Securities      5,000      8/28/98     16.25       81,250
         Wheat First Securities     10,000      8/28/98     16.50      165,000
         Wheat First Securities      5,000      9/01/98     18.25       91,250
         Legg Mason                  5,000      9/08/98     18.19       91,237
         Legg Mason                  3,000      9/10/98     17.00       51,180
         Legg Mason                 27,000      9/11/98     16.75      453,870

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 19 of 22 Pages
----------------------------------             ---------------------------------

              (ii) John M. Day

                                                          Sale
                                   Shares                 Price
                                   Disposed    Trade      Per
         Broker                       of         Date      Share       Total
         ------------------------  ----------  ---------  ---------  -----------
         Wheat First Securities      2,000      8/20/98    $22.37      $44,742
         Wheat First Securities      2,000      8/20/98     22.00       43,998
         Wheat First Securities      5,000      8/24/98     21.87      109,365



       (d)  None.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            To the best knowledge of each of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 20 of 22 Pages
----------------------------------             ---------------------------------
      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 1998

                             A Few Valuable Businesses Partnership


                             By: /s/ John M. Day                        (SEAL)
                                ----------------------------------------
                                John M. Day,
                                Managing Partner


                             Team Partnership


                             By:/s/ John M. Day                         (SEAL)
                                ----------------------------------------
                                John M. Day,
                                Managing Partner



                             Capital Partner Investments Partnership


                             By: /s/ John M. Day                         (SEAL)
                                ----------------------------------------
                                John M. Day,
                                Managing Partner



                             Maynard Capital Partners, L.L.C.


                             By: /s/ John M. Day                         (SEAL)
                                ----------------------------------------
                                John M. Day,
                                Managing Partner

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 21 of 22 Pages
----------------------------------             ---------------------------------

                             Investors Management Corporation


                             By: /s/ John M. Day
                                ----------------------------------------
                                John M. Day,
                                Attorney-in-Fact(1)


                           Maynard Trust


                             By: /s/ John M. Day
                                ----------------------------------------
                                John M. Day,
                                Attorney-in-Fact(1)


                                /s/ John M. Day                        (SEAL)
                                ----------------------------------------
                                   John M. Day


                                /s/ Gene T. Aman                       (SEAL)
                                ----------------------------------------
                                  Gene T. Aman


                                  James Maynard


                                    By: /s/ John M. Day                 (SEAL)
                                       ---------------------------------
                                       John M. Day,
                                       Attorney-in-Fact(1)


                                Ronald M. Barbee


                                    By: /s/ John M. Day                 (SEAL)
                                ----------------------------------------
                                       John M. Day,
                                       Attorney-in-Fact(1)


----------
1 A power of attorney authorizing Mr. Day to act on behalf of certain of the Reporting Persons for the purpose of complying with Sections 13(d) and 13(g) of the Act previously has been filed with the Securities and Exchange Commission.

----------------------------------             ---------------------------------
CUSIP No. 541198 10 7                                 Page 22 of 22 Pages
----------------------------------             ---------------------------------

                                    Worthy Companies Partnership


                                    By: /s/ John M. Day                 (SEAL)
                                       ---------------------------------
                                       John M. Day,
                                       Managing Partner